Unico American Corporation
23251 Mulholland Drive
Woodland Hills, California  91364-2732
(818) 591-9800  FAX (818) 591-9822

VIA EDGAR

May 17, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 4720

Re:                  Unico American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-03978

Dear Mr. Rosenberg:

Set forth below are the responses of Unico American Corporation (the “Company”) to the comments contained in your letter of May 3, 2010, addressed to Mr. Cary Cheldin, President and Chief Executive Officer of the Company.  We appreciate that the nature of your review of our filing was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.  For the convenience of the reader, each response, which is in disclosure-type format, is preceded by the comment to which it is responding.

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SEC Comment

Item 1, Business

Reinsurance page 3

2.
On page 3, you disclose that Crusader’s primary excess of loss reinsurance agreements for 2004-2009 are with Platinum Underwriters Reinsurance Inc. and Hannover Ruckversicherungs AG.  On page 62, you disclose that in the year ended December 31, 2009, reinsurance ceded was $9.3 million of the $40.1 million of your premiums earned.  It appears that you are substantially dependent on your excess of loss reinsurance agreements with Platinum Underwriters Reinsurance Inc. and Hannover Ruckversicherungs AG.  Please file copies of these agreements pursuant to Item 601(b) (10) (ii) (B) of Regulation S-K.  In addition, please revise your disclosure to describe the material terms of these agreements, including, but not limited to any payment provisions, obligations, rights, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that these agreements are not required to be filed.

Company Response

Crusader, a subsidiary of the Company, is a property and casualty insurance company that enters into reinsurance agreements in the ordinary course of its insurance business and has numerous reinsurance agreements in force at any point in time.  Each agreement is written on a calendar year basis.  Individual agreements often have several reinsurers who participate on the risk and each agreement has varying terms and conditions. In most cases, Crusader retains a portion of the particular loss layer that is being reinsured. The $9.3 million represents ceded premium to all Crusader reinsuers including Platinum Underwriters Reinsurance Inc. and Hannover Ruckversicherungs AG.  The participants and their level of participation in the reinsurance agreements generally change from year to year.

Although the two reinsurers referenced in Question 2 have the highest levels of participation in our excess of loss reinsurance agreements, there is nothing unique or special about them or any of Crusader’s other reinsurers or their coverages.

We are not substantially dependent on any of the coverage’s provided by our individual reinsurance agreements as we could replace those coverage’s by other reinsurers.  Changing any of its reinsurers would not have a material effect on Crusader.

Given these facts, we believe our disclosure is consistent with applicable rules and Item 601(b) (10) (ii) (B) of Regulation S-K and does not require us to file copies of the reinsurance agreements in which Hanover Ruckversicherungs AG. and Platinum Underwriters Reinsurance participate.

SEC Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

3.
The statement of cash flows presents a trend of increasing cash used by operating activities in 2009, 2008, and 2007. Please disclose the factors that have caused this trend. Discuss the effect that you expect increasing cash used by operating activities will have on your liquidity in future periods. Ensure that your revised disclosure addresses the impact of the deterioration in your combined ratio from 82.5% in 2007 to 88.2% in 2009 on your liquidity risk.

Company Response

The Company has included the following disclosure in its quarterly report on Form 10-Q for the quarter ended March 31, 2010 under the heading “Liquidity and Capital Resources” and, if applicable, will add substantially similar disclosures to future filings:

The net cash used by operating activities for both the three months ended March 31, 2010 and the three months ended March 31, 2009 was primarily due to declining written premium and declining commission and fee income. This decline is primarily due to the competitive insurance market place.  The Company believes that rate adequacy is more important than premium growth and that underwriting profit (net earned premium less losses and loss adjustment expenses and policy acquisition costs) is its primary goal.  The decline in net cash from operating activities was also attributable to decreased investment income resulting from the lower yields in the marketplace on both new and reinvested assets.  In addition, cash flows can change from period to period depending largely on the amount and the timing of claims payments.  The variability of the Company’s losses and loss adjustment expenses is primarily due to its small population of claims which may result in greater fluctuations in claim frequency and/or severity.  As of March 31, 2010, the Company had only 632 open claims.  Although the Consolidated Statements of Cash Flows continues to reflect net cash used by operating activities, the Company continues to be profitable, well capitalized, adequately reserved and does not anticipate future liquidity problems.  As of March 31, 2010, all of the Company’s investments are in US treasury securities, investment grade bonds, certificates of deposit and money market funds which are readily marketable.  The weighted average maturity of the Company’s investments is approximately 1.6 years.

SEC Comment

Significant Accounting Policies

Reinsurance, page 38

4.
Your disclosure of the impact of ceded reinsurance on results of operations (i.e. $6.5 million in 2009, $6.1 million in 2008 and $7.9 million in 2007) is inconsistent with the corresponding disclosure in Note 11.  Please revise this presentation.  Also, describe and quantify the factors underlying changes in the impact of ceded reinsurance on your operating results for each period presented.

Company Response

The line item “Total earned ceded premium” listed in the table in the reinsurance discussion beginning on page 38 reflects the same numbers as the line item “Reinsurance ceded” listed in the table in Note 11.  To provide additional information, the table in the discussion beginning on page 38 includes the additional line items “Ceding commission” and “Earned ceded premium, net of ceding commission.”  Note 11 does not includes the discussion of ceding commission in the table.

The changes in ceded reinsurance amounts and the percentage of reinsurance ceded to earned premium are listed in the table in the reinsurance discussion beginning on page 38.  As reflected in the table, ceded reinsurance as a percentage of earned premium was 23% in 2009, 21% in 2008 and 24% in 2007.  These small changes are primarily due to changes in ceded reinsurance rates charged by reinsurers and changes in the level of Crusader’s participation.  Crusader’s participation in its reinsurance agreements is described in Note 11.

SEC Comment

5.
Please describe and quantify the key assumptions used in your estimate of future loss and loss adjustment expense payments that will be recovered from your reinsurers. Explain and quantify the impact on current period operating results that resulted from changes in the key assumptions underlying your prior period estimates of these recoveries. Explain and quantify the expected future impact of reasonably likely changes in the key assumptions underlying your most recent estimate of these recoveries.

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Company Response

Loss and loss adjustment expense reserves are determined separately on both a direct basis and a net of reinsurance basis, and the ceded reserves are determined by subtraction; therefore, reinsurance recoverables are determined in a manner consistent with the associated loss reserves.  There have been no recent changes in the key assumptions underlying the estimation of loss and loss adjustment expense reserves, and no changes are anticipated.  Paid loss and loss adjustment expenses ceded are determined by the terms of the individual reinsurance treaties.  We continually monitor and evaluate the collectability of reinsurance recoverables to determine if any allowance is necessary.

SEC Comment

Item 15. Exhibits and Financial Statement Schedules, page 69

6.
On page 63, you disclose that the Unico American Corporation Money Purchase Plan covers your present executive officers. Please revise to file a copy of this plan pursuant to Item 601(b) (10) (iii) (A) of Regulation S-K. Alternatively, please provide us with a detailed analysis which supports your conclusion that this plan is not required to be filed.

Company Response

We will file an amendment to our Form 10-K for the year ended December 31, 2009 adding the Money Purchase Plan as an exhibit.

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In connection with our response to the Staff’s comments, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (818) 591-9800.

Sincerely,

/s/  Lester A. Aaron
Lester A. Aaron
Chief Financial Officer
Unico American Corporation